SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2007

Commission File Number 1-12356

DAIMLERCHRYSLER AG

(Translation of registrant’s name into English)

MERCEDESSTRASSE 137, 70327 STUTTGART, GERMANY

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

DAIMLERCHRYSLER AG

FORM 6-K: TABLE OF CONTENTS

1.	Agenda for the 9th Annual Meeting to be held on April 4, 2007
2.	Extension of the agenda of the 9th Annual Meeting of DaimlerChrysler AG on April 4, 2007
3.	Notice to stockholders in connection with the 9th Annual Meeting to be held on April 4, 2007, setting forth counter-motions proposed by certain stockholders
4.	Position of the management on the counter-motions for the 2007 Annual Meeting

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Forward-looking statements in this document:

This document contains forward-looking statements that reflect our current views about future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are used to identify forward looking statements. These statements are subject to many risks and uncertainties, including an economic downturn or slow economic growth, especially in Europe or North America; changes in currency exchange rates and interest rates; introduction of competing products and possible lack of acceptance of our products or services; competitive pressures which may limit our ability to reduce sales incentives and raise prices; price increases in fuel, raw materials, and precious metals; disruption of production or delivery of new vehicles due to shortages of materials, labor strikes, or supplier insolvencies; a decline in resale prices of used vehicles; the ability of the Chrysler Group to reduce costs, especially in light of restructuring activities underway at some of our major competitors in the NAFTA region, and to respond to shifts in market demand towards smaller, more fuel efficient vehicles;  effective implementation of cost reduction and efficiency optimization programs, including our new management model; the business outlook of our equity investee EADS, including the financial impact of delays in and potentially lower volume of future aircraft deliveries; changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety, the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; and other risks and uncertainties, some of which we describe under the heading “Risk Report” in DaimlerChrysler’s most recent Annual Report and under the headings “Risk Factors” and “Legal Proceedings” in DaimlerChrysler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward looking statements. Any forward looking statement speaks only as of the date on which it is made.

DAIMLERCHRYSLER

Agenda

9th Annual Meeting

Key Figures

DaimlerChrysler Group

	2006	2005	2004	06/05
Amounts in millions of €				Change in %

Revenues	151,589	149,776	142,059	+1
Western Europe	50,122	47,337	48,845	+6
thereof: Germany	22,198	20,948	22,315	+6
NAFTA	75,347	77,611	73,266	-3
thereof: United States	63,925	67,015	64,232	-5
Other markets	26,120	24,828	19,948	+5
Employees (at year-end)	360,385	382,724	384,723	-6
Investments in property, plant and equipment	5,938	6,580	6,386	-10
Research and development expenditure	5,331	5,649	5,658	-6
Cash provided by operating activities	14,016	12,353	11,060	+13
Operating profit	5,517	5,185	5,754	+6
Net income	3,227	2,846	2,466	+13
per share (in €)	3.16	2.8	2.43	+13
Total dividend	1,542	1,527	1,519	+1
Dividend per share (in €)	1.50	1.5	1.5	0

Dear Shareholders

Our 9th Annual Meeting will be held on Wednesday, April 4, 2007, at 10.00 a.m. CEST, at the Berlin Trade Fair Center (Messe Berlin), Special Entrance corner of Masurenallee/ Messedamm, 14055 Berlin, Germany.

The invitation and the agenda were published in the electronic version of the German Federal Gazette (elektronischer Bundesanzeiger) on February 27, 2007.

On request, this invitation and the agenda of the Annual Meeting will be provided to you in German, without delay and free of charge.

Diese Einladung mit der Tagesordnung zur Hauptversammlung werden wir Ihnen auf Verlangen auch in deutscher Sprache unverzüglich und kostenlos zusenden.

Contents

1. Presentation of the Formally Approved Financial Statements, the Approved Consolidated Financial Statements, and Management Reports for DaimlerChrysler AG and the Group for the 2006 Financial Year and the Report of the Supervisory Board	5

2. Resolution on the Allocation of Unappropriated Profit	5

3. Resolution on Ratification of Board of Management Actions in the 2006 Financial Year	5

4. Resolution on Ratification of Supervisory Board Actions in the 2006 Financial Year	5

5. Resolution on the Appointment of Auditors of the Individual Financial Statements and Consolidated Financial Statements for the 2007 Financial Year	5

6. Resolution on Authorizing the Company to Acquire its Own Shares and on their Utilization	5

7. Resolution on the Election of a Supervisory Board Member	8

8. Resolution on Amendment of the Memorandum and Articles of Incorporation due to the Transparency Directive Implementation Act	9

Re Agenda Item 6): Report of the Board of Management	9

Conditions Governing Attendance at the Annual Meeting and Exercise of Voting Rights	11

Details pursuant to Section 128 (2) of the German Stock Corporation Act	14

Internet-Service, Addresses, Information	15

Financial Calendar	16

Agenda*

1. Presentation of the Formally Approved Financial Statements, the Approved Consolidated Financial Statements, and Management Reports for DaimlerChrysler AG and the Group for the 2006 Financial Year and the Report of the Supervisory Board

The aforementioned documents can be examined on the Internet at http://www.daimlerchrysler.com/ir/am2007.

2. Resolution on the Allocation of Unappropriated Profit

The Board of Management and the Supervisory Board recommend that the unappropriated profit of €1,542,245,626.50 be allocated as follows:

Dividend distribution of €1.50 for each share entitled to dividends	€1,542,245,626.50
Transfer to disclosed reserves	—
Profit carried forward	—
Unappropriated profit	€1,542,245,626.50

The dividend shall be paid out on April 5, 2007.

3. Resolution on Ratification of Board of Management Actions in the 2006 Financial Year

The Board of Management and the Supervisory Board recommend that the actions of the members of the Board of Management in office in the 2006 financial year be ratified for that period.

4. Resolution on Ratification of Supervisory Board Actions in the 2006 Financial Year

The Board of Management and the Supervisory Board recommend that the actions of the members of the Supervisory Board in office in the 2006 financial year be ratified for that period.

5. Resolution on the Appointment of Auditors of the Individual Financial Statements and Consolidated Financial Statements for the 2007 Financial Year

The Supervisory Board recommends that KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main and Berlin, be appointed as auditors of the financial statements of DaimlerChrysler AG and for the consolidated financial statements of DaimlerChrysler AG and subsidiaries, and as auditors for the review of the interim financial statements, for the 2007 financial year.

6. Resolution on Authorizing the Company to Acquire its Own Shares and on their Utilization

Since the authorization issued by the last Annual Meeting allowing the company to acquire its own shares is due to expire in the course of the current financial year, the Board of Management is to be granted a new authorization to acquire the company’s own shares.

* Convenience translation. The German text is legally binding.

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The Board of Management and the Supervisory Board submit the following resolution for adoption:

a) The company shall be authorized to acquire shares in the company in order to

- be able to offer company shares to third parties in the context of mergers with companies or in the context of the acquisition of companies or participating interests in companies or

- offer such shares for subscription to members of the Board of Management of the company, members of management of affiliated companies pursuant to sections 15 et seq. German Stock Corporation Act (Aktiengesetz) and other management employees of the company and its affiliated companies (hereinafter collectively referred to as “management”) in the context of the Stock Option Plan approved at the Annual Meeting on April 19, 2000 under Agenda Item 8 or

- offer them as employee shares to employees of the company and its affiliated companies pursuant to sections 15 et seq. German Stock Corporation Act (Aktiengesetz) or, if the employee shares are acquired as part of securities lending, to use them to fulfill the obligations arising from this securities lending or

- cancel such shares.

b) The authorization is limited to the acquisition of shares with an allocable portion of capital stock of €267,000,000.00, which is nearly 10% of the capital stock of €2,673,225,752.60 as of December 31, 2006. The authorization may be exercised within the above limitation wholly or in installments, once or several times for the pursuit of one or more purposes.

The acquired shares may not, in combination with other shares owned by or in the possession of the company or to be attributed to the company pursuant to sections 71 a et seq. German Stock Corporation Act (Aktiengesetz), at any time exceed 10% of the capital stock.

The authorization shall take effect on April 5, 2007 and shall be valid until October 4, 2008. The authorization for the company to acquire its own shares resolved by the Annual Meeting of the Shareholders of DaimlerChrysler AG on April 12, 2006, shall lapse as from the time that this new authorization comes into effect.

c) The acquisition shall be accomplished via the stock exchange or through a public offering made to all shareholders of the company.

If the acquisition of shares is accomplished via the stock exchange, the amount paid by the company per share (excluding transaction costs) may not exceed the price determined at the opening of Xetra trading (or at the opening of a functionally equivalent successor to the Xetra system) on the Frankfurt Stock Exchange by more than 5% and may not be more than 5% lower than that price.

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If the acquisition is accomplished through a public offering to all shareholders of the company, the offered purchase price or the prescribed values of the offered purchase price range per share (excluding transaction costs) may not exceed the closing price at the close of Xetra trading (or at the close of a functionally equivalent successor to the Xetra system) on the Frankfurt Stock Exchange on the third trading day prior to the day of publication of the offering by more than 20% or be more than 20% lower than that price. The volume of the offer may be limited. If the entire subscription of the offer exceeds this volume, acceptance must be in proportion to the shares included in each offering. A preferential acceptance of a lower number of up to 100 company shares offered for purchase per shareholder of the company can be stipulated.

d) The Board of Management is authorized to offer company shares acquired as a result of the aforementioned authorization to third parties in the context of corporate mergers or the acquisition of companies or participating interests in companies.

e) The Board of Management is authorized to use company shares acquired as a result of the aforementioned authorization to meet the stock subscription rights granted to management in the context of the Stock Option Plan approved under Agenda Item 8 by the Annual Meeting of the Shareholders on April 19, 2000. The decision on the extent to which such shares are to be transferred to members of the Board of Management lies with the Supervisory Board of the company.

The key conditions of the DaimlerChrysler Stock Option Plan were adopted by the Annual Meeting of the Shareholders on April 19, 2000. They can be examined as an integral part of the notarized minutes of the Annual Meeting of the Shareholders on April 19, 2000 in the Commercial Register in Stuttgart. They can also be examined on the Internet at http://www.daimlerchrysler.com/ir/am2007.

f) The Board of Management is authorized to issue company shares acquired as a result of the aforementioned authorization to employees of the company and its affiliated companies pursuant to sections 15 et seq. German Stock Corporation Act (Aktiengesetz) or, if the employee shares are acquired as part of securities lending, to use them to fulfill the obligations arising from this securities lending.

g) The Board of Management is authorized to retire and cancel company shares acquired as a result of the aforementioned authorization without the cancellation or execution thereof requiring an additional resolution by the Annual Meeting of the Shareholders.

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h) The authorizations described under points d), e), f) and g) above may be exercised wholly or in installments, once or several times, individually or together. The price at which shares in the company are issued to third parties pursuant to the authorization in d) may not be more than 5% lower (excluding transaction costs) than the price at the opening of Xetra trading (or at the opening of the functionally equivalent successor to the Xetra system) on the Frankfurt Stock Exchange on the date of the binding agreement with the third party.

i) The right of shareholders to subscribe to the company’s own shares shall be excluded in so far as these shares are used as a result of the aforementioned authorizations in d), e) and f).

7. Resolution on the Election of a Supervisory Board Member

The term of office of Supervisory Board member Hilmar Kopper will expire at the end of this Annual Meeting, and it is necessary to elect a new member to the Supervisory Board.

In accordance with sections 96 (1) and 101 (1) of the German Stock Corporation Act (Aktiengesetz) and section 7 (1) sentence 1 no. 3 of the Employee Codetermination Act (MitbestG), the Supervisory Board is composed of ten shareholder representatives and ten employee representatives.

In electing shareholder representatives, the Annual Meeting of the Shareholders is not bound by any recommendations.

The Supervisory Board proposes that

Prof. Dr. Clemens Börsig, Frankfurt am Main, Germany, Chairman of the Supervisory Board of Deutsche Bank AG be elected to the Supervisory Board as a shareholder representative with effect from the close of this annual meeting for the period ending at the close of the Annual Meeting of the Shareholders resolving on the ratification of the actions of the Supervisory Board for the 2011 financial year.

Prof. Dr. Börsig is chairman of the Supervisory Board of Deutsche Bank AG, he is further a member of the Supervisory Board of:
Deutsche Lufthansa AG
Linde AG
Heidelberger Druckmaschinen AG

He also holds offices in comparable domestic or foreign bodies at: Foreign & Colonial Eurotrust PLC

In connection with its proposal on the election of a new Supervisory Board member the Supervisory Board, in its meeting in February 2007, has declared its intention to elect Dr. Manfred Bischoff as Chairman of the Supervisory Board, subsequent to the Annual Meeting.

8

8. Resolution on Amendment of the Memorandum and Articles of Incorporation due to the Transparency Directive Implementation Act

The Transparency Directive Implementation Act (Transparenzrichtlinie-Umsetzungsgesetz, TUG) became effective in January 2007 and specifies that the conveyance of information to shareholders by electronic means has to be approved by the Annual Meeting. In order to have the ability to provide this practical and environmentally sound form of communication a corresponding amendment of the Memorandum and Articles of Incorporation is necessary.

The Board of Management and the Supervisory Board submit the following resolution for adoption:

a) The Memorandum and Articles of Incorporation are to be amended prior to Chapter VI (Financial Statements and Allocation of Unappropriated Profit) by adding a new Section 20 with the following wording:

“§ 20 Conveyance of Information Information to shareholders can also be conveyed by electronic means.”

b) The numbering of the previous §§ 20 - 24 changes by one digit to §§ 21 - 25. The order remains unchanged.

Re Agenda Item 6):

Report of the Board of Management concerning the exclusion of stock subscription rights in the event of the sale of the company’s own shares pursuant to section 71 (1) sentence 5 in conjunction with section 186 (4) sentence 2 and section 186 (3) sentence 4 of the German Stock Corporation Act (Aktiengesetz):

The sale of the company’s own shares shall be permitted in all of the following cases, without any pre-emptive rights of the shareholders:

Among other things, the authorization under Agenda Item 6 is intended to give the company the opportunity to have its own shares available to use as consideration in the context of corporate mergers or the acquisition of companies or participating interests. International competition and the globalization of the economy increasingly demand this form of consideration.

The proposed authorization would grant the company the necessary flexibility to exploit as they arise opportunities to acquire companies or participating interests quickly and flexibly. There are no concrete plans to utilize this authorization. The Board of Management will report to the Annual Meeting of the Shareholders on any utilization of this authorization.

The DaimlerChrysler Stock Option Plan approved at the Annual Meeting of the Shareholders on April 19, 2000 can be serviced with the conditional capital resolved at that Annual Meeting. The resolution proposed under Item 6 of this year’s agenda is intended

9

to give the company the opportunity to also service the Stock Option Plan through the prior acquisition of its own shares.

The key conditions of the DaimlerChrysler Stock Option Plan were adopted by the Annual Meeting of the Shareholders on April 19, 2000. They can be examined as an integral part of the notarized minutes of the Annual Meeting of the Shareholders on April 19, 2000 in the Commercial Register in Stuttgart.

They can also be examined on the Internet at http://www.daimlerchrysler.com/ir/am2007.

The decision on how the options are to be serviced in each case will be made by the relevant boards of the company. Their decision will be guided exclusively by the interests of the shareholders and the company and they will report on their decision at the subsequent Annual Meeting after any such decision has been made.

In addition, the company must be able to issue employee shares to employees of the company and its affiliated companies. In order to facilitate the issuance of employee shares, the company should be allowed to obtain the necessary shares by using securities lending to acquire shares in the company and, where necessary to use shares in the company to meet the reimbursement claims of the lenders.

The company should be able to retire and cancel its own shares without a new resolution being adopted by the Annual Meeting.

In addition to purchasing shares via the stock exchange, the company shall also be given the opportunity to acquire shares in the company through a public offering (tender procedure). This alternative provides that any shareholders of the company willing to sell can decide how many shares to sell and, if a price range is set, at what price they are willing to offer them. If the volume offered is in excess of the quantity of shares requested by the company, acceptance of the offers to sell must be allocated proportionally. It should be possible to allow preferred acceptance of small offers or small portions of offers of up to a maximum of one hundred shares. This possibility serves to avoid fractional amounts and small residual quantities in determining the quotas to be acquired, and thus facilitates technical settlement.

10

Shareholder registration to the Annual Meeting

Those shareholders who on the day of the Annual Meeting of the Shareholders are registered in the share register as shareholders of the company and who have provided the company with a notice of their intention to attend received by the company no later than March 30, 2007 are entitled to participate in the Annual Meeting of the Shareholders and to exercise their voting rights. Shareholders who are registered in the share register may notify the company of their intention to attend in writing to

DaimlerChrysler

Aktionärsservice

Postfach 94 00 01

69940 Mannheim, Germany

by fax

fax no. +49 (0) 69 913 39 100

or electronically via the Internet at https://register.daimlerchrysler.com

Shareholders’ rights regarding their participation in the Annual Meeting

On February 22, 2007, there were 1,029,185,176 shares outstanding, each of which is entitled to one vote. According to the German Stock Corporation Act (Aktiengesetz), under certain circumstances, shareholders are entitled to amend the Agenda. Consistent with the aforementioned conditions (“Shareholder registration to the Annual Meeting”), they also have the right to participate in the Annual Meeting of the Shareholders, demand information related to the Agenda items, introduce motions to the Agenda and the proceeding, and exercise their voting rights personally or by a representative.

Exercise of voting rights by authorized representative

Shareholders who are registered in the share register may also exercise their voting rights through a representative, for example, a bank or a shareholder association. In such cases, the authorized representatives must be registered in advance by the shareholder or the shareholder’s representative. In such instances, we ask our shareholders to forward the forms they have received to an authorized representative of their choice together with their respective voting instructions. Shareholders attending the Annual Meeting or being represented may also authorize other shareholders or the company’s proxy representatives to exercise their voting rights.

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If a bank is entered in the share register, it may only exercise voting rights attaching to shares it does not own if it has been authorized to do so by the beneficial owner of the shares.

Exercise of voting rights by the proxy representatives

As a service, we continue to offer our shareholders the opportunity to be represented at the Annual Meeting of the Shareholders by employees of the company in accordance with the instructions received from the shareholder. The proxy representatives shall exercise the voting rights of the shareholders in accordance with the instructions given to them. Even when granted power of attorney, they are only authorized to exercise the voting rights if there is an express instruction relating to the individual agenda items.

Powers of attorney and pertinent relevant instructions can be issued in writing, by fax or electronically via the Internet to the address, fax no. or Internet address that are applicable to the registration (see above “Shareholder registration to the Annual Meeting”). Issuance of the power of attorney is only possible up to and including March 30, 2007. However, voting instructions and amendments to voting instructions can be issued until shortly before the start of voting on the day of the Annual Meeting of the Shareholders, but in any case at least until12 noon CEST. Further details are included in the documentation to be sent out to shareholders.

Details on internet communication

Shareholders who wish to order tickets for the Annual Meeting or authorize a proxy representative via the Personal Internet Service will need their access identifiers to do this, i.e. their shareholder number and the associated individual access number. These access identifiers are shown on the back of the invitation letter, which will be sent to the shareholders by mail.

Registered users of the Personal Internet Service can use their self-selected user ID and their self-selected password. Shareholders who have registered for e-mail transmission of the Annual Meeting material will receive a link to the Personal Internet Service with the invitation e-mail.

12

Motions and inquiries from shareholders

All motions and inquiries from shareholders must be directed to the following company addresses:

In writing or by fax to:

DaimlerChrysler AG

Investor Relations

HPC 0324

70546 Stuttgart, Germany

(Fax no. +49 (0) 711/17-94075)

By e-mail to:

investor.relations@daimlerchrysler.com

Motions from shareholders that are eligible for publication and are received before midnight on March 20, 2007 CEST shall be published on the Internet at www.daimlerchrysler.com/ir/am2007 without undue delay. Any statements from the management shall be published after this date on the same Internet page.

Transmission of documents to the shareholders

The company will send the agenda for the Annual Meeting of the Shareholders on April 4, 2007, and the information for registration and the issuance of proxy voting authorizations, to the shareholders registered in the company’s share register.

Information on the Annual Meeting on the Internet

Shareholders who are unable to attend the Annual Meeting in person can follow the speeches of the Supervisory Board Chairman and the Chairman of the Board of Management on the Internet at www.daimlerchrysler.com/ir/am2007 where they will also find information on the Annual Meeting and, subsequently, details of the votes cast.

The invitation for the Annual Meeting is published in the electronic version of the Federal Gazette (elektronischer Bundesanzeiger) on February 27, 2007.

Stuttgart, February 2007

DaimlerChrysler AG
The Board of Management

13

Details pursuant to Section 128 (2) of the
German Stock Corporation Act

Members of the Board of Management are also members of supervisory boards of the following credit institutes:

DaimlerChrysler Bank AG

No member of the DaimlerChrysler Supervisory Board is employed by any credit institute or a member of any credit institute’s board of management.

No credit institute holding equity in Daimler- Chrysler AG that must be disclosed pursuant to Section 21 of the German Securities Trading Act has been disclosed to us.

Deutsche Bank AG has confirmed to us that it further held voting rights of 4.4% as of December 31, 2006.

The following credit institutes belonged to a consortium that within the last five years carried out the company’s last securities issue:

ABN AMRO Bank N.V.
Banc of America Securities LLC
Banco Bilbao Vizcaya Argentaria
Barclays Bank plc
Bayerische Hypo- und Vereinsbank AG
Bayerische Landesbank
Bear Stearns & Co.
BNP Paribas
CALYON
Citigroup
Commerzbank AG
Deutsche Bank AG
Dresdner Bank AG
DZ Bank Genossenschaftsbank AG
Fortis Banque Luxembourg
HSBC Bank plc
ING Belgium SA/NV
J.P. Morgan Securities Ltd.
Landesbank Baden-Württemberg
Morgan Stanley & Co.
Norddeutsche Landesbank Girozentrale
Landesbank Hessen-Thüringen Girozentrale
Royal Bank of Canada
Royal Bank of Scotland
Scotiabank
Société Générale
Westdeutsche Landesbank Girozentrale

14

Internet-Service, Addresses, Information

Information on the Internet. Special information on our shares and earnings developments can be found in the “Investor Relations” section of our website. It includes the Group’s annual and interim reports, the company financial statements of DaimlerChrysler AG, and reports to the US Securities and Exchange Commission (SEC) for all the financial years since 1998. You can also find topical reports, presentations, an overview of various performance measures, information on the share price, and other services.

www.daimlerchrysler.com/investors

Publications for our shareholders:

— Annual Report (German, English)

— Form 20-F (English)

— Interim Reports for the 1st, 2nd and 3rd quarters (German, English)

— Sustainability Reports (Facts and Magazine) (German, English)

www.daimlerchrysler.com/ir/reports

The financial statements of DaimlerChrysler AG prepared in accordance with German GAAP were audited by KPMG Deutsche Treuhand- Gesellschaft Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, and an unqualified opinion was rendered thereon. These financial statements are filed with the operator of the electronic version of the German Federal Gazette and published in the electronic version of the German Federal Gazette.

The aforementioned publications can be
requested from:
DaimlerChrysler AG
Investor Relations
HPC 0324
70546 Stuttgart
Germany

The documents can also be ordered
by phone or fax using the following number:
+49 711 17 92287

DaimlerChrysler AG
70546 Stuttgart

Phone	+49 711 17 0
Fax	+49 711 17 22244

www.daimlerchrysler.com

DaimlerChrysler Corporation
Auburn Hills, MI 48326-2766, USA
Phone +1 248 576 5741
www.daimlerchrysler.com

Investor Relations
Stuttgart

Phone	+49 711 17 92261
+49 711 17 95256
+49 711 17 95277
Fax	+49 711 17 94109
+49 711 17 94075

Auburn Hills

Phone	+1 248 512 2812
+1 248 512 2923
Fax	+1 248 512 2912

Mail ir.dcx@daimlerchrysler.com

15

Financial Calendar

Annual Press Conference

February 14, 2007

3.30 p.m. CET / 9.30 a.m. EST,

Technology Center, Auburn Hills

Analysts’ and Investors’

Conference Call

February 14, 2007

6.30 p.m. CET / 12.30 a.m. EST

Presentation of the Annual

Report 2006

February 27, 2007

Annual Meeting

April 4, 2007

10 a.m. CEST / 4:00 a.m. EST

Messe Berlin

Interim Report Q1 2007

April 26, 2007

Interim Report Q2 2007

July 26, 2007

Interim Report Q3 2007

October 25, 2007

DaimlerChrysler

Stuttgart, Germany

Auburn Hills, USA

www.daimlerchrysler.com

16

2

DAIMLERCHRYSLER

Extension of the Agenda*

of the 9th Annual Meeting

of DaimlerChrysler AG

on Wednesday, April 4, 2007

* Convenience translation. The German text is legally binding.

Dear shareholders,

In addition to the Agenda of the Annual Meeting of DaimlerChrysler AG to be held on April 4, 2007, which was published in the electronic version of the German Federal Gazette on February 27, 2007, the shareholders Prof. Dr. Ekkehard Wenger and Dr. Leonhard Knoll have requested the publication of the following items to be decided upon by that Annual Meeting pursuant to Section 122, Subsection 2 of the German Stock Corporation Act (AktG):

9.              Amendment to the Articles of Incorporation — Change of Name

The following resolutions are submitted to the Annual Meeting for adoption by separate votes:

a)              Article 1 of the Articles of Incorporation, currently worded “The name of the corporation is DaimlerChrysler AG. The registered office of the corporation is in Stuttgart.”

is amended as follows:
“The name of the corporation is Daimler-Benz AG. The registered office of the corporation is in Stuttgart.”

b)    The Board of Management is authorized to defer notification of the change of name for entry in the Commercial Register until the Chrysler Group is separated from the Group or sold, but not later than March 31, 2008.

Reason: Maintaining a corporate name that evokes associations with the failure of the business combination with Chrysler is detrimental to the image of the corporation and its products. This is all the more true as unflattering nicknames such as Doting Daimler, Daimler-Crisis or even Crime-ler have long been in circulation. The disadvantages this entails for shareholders, customers and employees can only be borne at most for a short transition period until there is a proper separation from Chrysler. If a proper separation cannot be effected within one year, this would only serve to underscore the need to remove this affliction on the image from the corporation’s name.

10.  Amendment to the Articles of Incorporation — Determining the Venue of the Annual Meeting

The following resolution is submitted to the Annual Meeting for adoption:

Article 14 of the Articles of Incorporation is amended to include the following Sentence 4:

“The Annual Meeting shall be held in Stuttgart if the two preceding Annual Meetings were not held in Stuttgart.”

Reason: The executive bodies of the corporation may no longer be permitted to avoid a dispute with shareholders from the area in which the corporation is domiciled and who are particularly interested in the success of the corporation for more than two years in succession.

Transitional arrangement:

The following resolution is submitted to the Annual Meeting for adoption:

Notwithstanding the amendment to the Articles of Incorporation under Agenda Item 10, the

Annual Meeting in the year 2008 does not have to be held in Stuttgart.

Reason: A costly change of arrangements that have already been made for the year 2008 is to be avoided.

11.  Amendment to the Articles of Incorporation — Election of the Chairman of the Annual Meeting

The following resolution is submitted to the Annual Meeting for adoption:

Article 18 of the Articles of Incorporation is amended to include the following paragraph 4:

“At the request of shareholders who together hold a share of the capital stock amounting to at least €500,000, the person chairing the Annual Meeting pursuant to Article 18, Paragraph 1 of the Articles of Incorporation can be removed and replaced by another person, who does not have to be a member of the Supervisory Board. The replacement can be limited to the discussion of and voting on individual items of the agenda.”

Reason: The mandatory stipulations of the Articles of Incorporation on the person chairing the Annual Meeting are inexpedient. This is particularly true when the person chairing the Annual Meeting does not perform this duty properly. An impressive example of this can be found in the report by the newspaper “Die Welt” on the conduct of the Chairman of the Supervisory Board Hilmar Kopper at the Extraordinary Annual Meeting of Daimler-Benz AG at which the business combination with Chrysler was rushed through without giving consideration to important counterarguments. The newspaper report states that shareholders who “railed against a ‘risky’ corporation were instructed by Kopper to please stick to the point.”

12.  Amendment to the Articles of Incorporation — Age Limit for Members of the Supervisory Board Representing the Shareholders

The following resolution is submitted to the Annual Meeting for adoption:

Article 8 of the Articles of Incorporation is amended to include the following
Paragraph 4:

“No person who is 60 years old or older on the day of the election shall be elected as a memberof the Supervisory Board representing the shareholders. If the average age of the membersof the Supervisory Board representing the shareholders including the candidates standing forelection is under 58 on the day of the election, no person who is 67 or older shall be elected.”

Reason: An over-aged Supervisory Board damages the corporation as commitment, attention and the willingness for reorientation decrease with advancing age. The best example is thecorporation itself. The clearly over-aged Supervisory Board left the last two Chairmen of the Board of Management in place for far too long instead of replacing them in time.

13.  Amendment to the Articles of Incorporation — Limit on the Number of Mandates of Members of the Supervisory Board Representing the Shareholders

The following resolution is submitted to the Annual Meeting for adoption:

Article 8 of the Articles of Incorporation is amended to include the following Paragraph 5:

“No person who is a member of the board of management of a DAX 30 corporation or who holds more than two supervisory board positions at DAX 30 corporations shall be elected as a member of the Supervisory Board representing the shareholders. Chairmanship of the supervisory board of a DAX 30 corporation counts double towards the total number of board positions held.”

Reason: Control of the Board of Management of the corporation requires a commitment that is not possible if the burden of work becomes excessive due to other board positions. There is also the risk that a close group of people who do not wish to damage their personal networks form nonaggression pacts. This is the only way to explain the fact that no respected member of the German business community could be found who was willing to put the obvious management deficiencies at the top levels of the corporation in order before those responsible lost their own will to continue. In 2006, the Chairman of the Supervisory Board of Deutsche Bank, who has been proposed for election to the Supervisory Board by the Supervisory Board, publicly protested that the exponents of long-term mismanagement were referred to as “failures”. This culture of glossing over poor performance has proved to be extraordinarily damaging to the corporation and its shareholders.

14.  Amendment to the Articles of Incorporation — Shareholders’ Right of Comment

The following resolution is submitted to the Annual Meeting for adoption:

The Articles of Incorporation are amended to include the following Article 18a:

“Article 18a Shareholders’ Right of Comment

If, at an Annual Meeting, tribute is paid to the actual or supposed merits of a member of the Board of Management or the Supervisory Board on the occasion of his or her retirement or on any other occasion, the shareholders shall then be given an opportunity to respond. If this tribute is paid on an Internet site set up by the corporation, it must also link properly to an Internet discussion forum.”

Reason: The culture of glossing over mismanagement that prevails at the top levels of German corporations is a key reason for the fact that this mismanagement is not stopped in a timely manner. This culture must be broken. One aspect of this culture is the mutual congratulation among colleagues at the end of the Annual Meeting, to which shareholders can no longer respond. Being forced to face criticism would be extremely helpful not just for the German economy but also for the self-discovery of the parties concerned, who are often severely out of touch with reality. Moreover, it has a devastating effect on the corporation’s image when shareholders who have suffered for years are provoked as follows, even on February 28, 2007, on the corporation’s web site without being given a properly linked opportunity to respond: “With his farsighted strategy, Jürgen Schrempp has made DaimlerChrysler into an automobile corporation unique in the world. I would like to thank him for this personally as well as on behalf of the entire Board of Management and the workforce,” stated future Board of Management Chairman Dr. Dieter Zetsche, underscoring the achievements of his predecessor. “Jürgen Schrempp demonstrated exceptional business leadership in his ten years at the head of Germany’s biggest corporation. The entire Supervisory Board thanks him for this,” emphasized Supervisory Board Chairman of DaimlerChrysler AG Hilmar Kopper. “He is an outstanding example of the ability to implement changes, dedication to duty and responsibility to customers, employees and shareholders.” To top it all, the “business combination of Daimler-Benz and the Chrysler Corporation” is praised as one of the “milestones in Schrempp’s career”. The results of Jürgen Schrempp’s work then receive this final comment: “Today, DaimlerChrysler is uniquely positioned with ... a balanced range of products and brands.”

15.       Amendment to the Articles of Incorporation — Separate Counting of Votes from Various Shareholder Groups

The following resolution is submitted to the Annual Meeting for adoption:

Article 19 of the Articles of Incorporation is amended to include the following paragraph 3:

“At the request of shareholders who together hold a share of the capital stock amounting to at least €500,000, voting on the individual items of the agenda is to take place in the form that at first only private individuals vote who are not represented by voting proxies as allowed by Section 125, Subsection 1, Sentence 1 of the German Stock Corporation Act (AktG). After the results of their voting have been announced, the shareholder associations cast the votes allocated to them as allowed by Section 125, Subsection 1, Sentence 1 of the AktG, whereby they do not have to cast votes for which they have received voting instructions (“separated votes”). After the results of this voting have been announced, all the other votes are cast and counted, including the separated votes. After that, the overall result is announced. The motion proposing the separate counting of votes is to be received by the corporation at the latest seven days after the publication of the respective items of the agenda in the electronic version of the German Federal Gazette with evidence of the required share ownership.”

Reason: Institutional investors and custodial banks with proxy voting rights are often subject to massive conflicts of interest when voting, due to the fact that they have other business relations with the corporation which are more important to them than a proper voting procedure. It is otherwise inexplicable why institutional investors and custodial banks have repeatedly ratified the actions of the Board of Management and the Supervisory Board despite their mismanagement and the resulting miserable development of the Daimler share price, and have even reelected the responsible Supervisory Board members. In order to shed more light on these conflicts of interest, upon a motion being proposed by a qualified minority, at first those votes are to be counted that are affected by no, or only minor, conflicts of interest. In this way, the institutional investors and the custodial banks will at least be subject to more pressure to justify their sometimes scandalous voting behavior. Whoever votes against the majority of the private individuals and against the majority of the shareholders’ associations should also have to expect that his or her behavior will be taken into account with respect to the liability law, supervisory law and criminal law, if he or she cannot offer any convincing reasons.

16.       Amendment to the Articles of Incorporation — Preparation of Verbatim Minutes of the Annual Meeting

The following resolution is submitted to the Annual Meeting for adoption:

The Articles of Incorporation are amended to include the following Article 18b:

“Article 18b Production of Verbatim Minutes of the Annual Meeting

Verbatim minutes of the proceedings of the Annual Meeting shall be prepared. To ensure its accuracy, an audio or video recording shall be made which may only be interrupted if shareholders demand such interruption while they speak at the Annual Meeting. The shareholders shall be notified of this right. At least two technically independent systems shall be used for the recording so that the proceedings of the debate can still be documented if one system fails. All recordings must be stored for at least five years.”

Reason: The shareholders must be given the opportunity to provide exact proof of their own statements and those made by the management in the event of civil law proceedings or criminal law investigations. This opportunity used to exist when the management had verbatim minutes produced without being obliged to do so. This sensible custom was discontinued for unknown reasons. It is possible that the management does not wish to be held to any comments it makes in the Annual Meeting. If it wishes to refute this presumption it should resume its former standard practice.

17.       Transformation into a European Stock Corporation (SE)

The following resolutions are submitted to the Annual Meeting for adoption by separate votes:

a)              The Board of Management is instructed to take the necessary measures so that a resolution on the transformation of the corporation into a European Stock Corporation (SE) can be voted on no later than the next ordinary Annual Meeting.

b)             The Board of Management is instructed to conduct the necessary negotiations with the employee representatives with the objective that the Supervisory Board should only have twelve members and that the negative impact of equal numbers of members representing the shareholders and the employees on the propensity to invest of current and future investors should be taken into account in the composition of the Supervisory Board.

Reason: Unlike German stock corporation law, European stock corporation law allows for a reduction in the number of members of the Supervisory Board. The need to reduce the size of hypertrophic supervisory boards as prescribed by the German Stock Corporation Act can only be doubted by persons unaware of the facts. Aside from this, it is not clear what the shareholders may expect in return for remunerating the currently ten employee representatives on the Supervisory Board when they pass on most or all of this compensation to a trade union-related foundation. Such circumstances are rightly greeted by investors, upon whose cooperation the employees depend for the financing of future investments, with suspicion. This is why corporations subject to the German Industrial Codetermination Act are not valued as highly and face disadvantages when raising capital. This applies even more in the specific case of Daimler as former Chairman of the Board of Management Jürgen Schrempp practiced a disastrous symbiosis with Supervisory Board members representing the employees who delayed his removal and the realignment of business policy for years. Both the shareholders and especially the employees suffered as a result.

18.       Motion for a Resolution on the Execution of a Special Audit pursuant to Section 142, Subsection 1 of the German Stock Corporation Act (AktG) to examine the issue of whether the members of the Board of Management and the Supervisory Board were in breach of duty in neglecting to examine all options to make claims for damages against the responsible members of the Board of Management and the Supervisory Board and the relevant consultants and auditors or to at least effect an adequate reduction in current compensation or pension benefits or to cancel share-based components of compensation following the statements made by the Stuttgart District Court on August 4, 2006 concerning the business combination between Daimler-Benz AG and Chrysler Corporation that

“the conversion ratio quickly negotiated on April 9, 1998 was in no way legally preceded by any due-diligence examination of the respective other corporation — neither commercially nor technically — and presumably only the market values of the two corporations were compared, whereby the market value of Chrysler Corporation was increased by a premium of almost 30%.”

“Such a method in no way represents a responsible or comprehensible balancing of interests between the groups of shareholders involved, and in fact appears to have been arbitrary.”

“Thus, the approval by a large majority of votes was not based on substantiated information.”

The lawyer Nicola Monissen, Klosterstrasse 4, 89143 Blaubeuren, shall be appointed as the special auditor under the proviso that she may enlist auxiliary staff of her choosing as required to conduct the audit.

Reason: Following the comments by the District Court, which arrived at the conclusion that there had been a serious misevaluation by the partners in the business combination, there should be an investigation to determine whether those responsible can be called to account. There is no indication that either the Board of Management or the Supervisory Board have taken any action of this kind.

19.       Motion for a Resolution on the Execution of a Special Audit pursuant to Section 142, Subsection1 of the German Stock Corporation Act (AktG) to examine the issue of whether the Supervisory Board neglected its obligations of due care and attention when, in spring 2003, close to when the share price reached its lowest point for several years, it issued 20.5 million options to the Board of Management and other management staff of the corporation at an exercise price of only €34.40 per share.

The lawyver Nicola Monissen, Klosterstrasse 4, 89143 Blaubeuren, shall be appointed as the special auditor under the proviso that she may enlist auxiliary staff of her choosing as required to conduct the audit.

Reason: It is not clear how a Supervisory Board that is complying with its obligations of due care and attention could have the idea to issue options precisely at the moment when share prices are practically in free fall due to temporary market disruptions with correspondingly low strike prices, instead of waiting until the situation on the stock market had settled down again. The management has since been able to redeem the options issued in 2003 at considerable profit without the shareholders seeing anything in return as, following a strong recovery from its lowest point in several years, the share price is still lower than it was in April 2000 when the Annual Meeting approved the option program. It must be explained what considerations moved the Supervisory Board to make it so easy for the managers to get rich at the expense of the shareholders.

20.       Motion for a Resolution on the Execution of a Special Audit pursuant to Section 142, Subsection1 of the German Stock Corporation Act (AktG) to examine the issue of whether the corporation is owed damages in relation to an interview by the former Chairman of the Board of Management Jürgen Schrempp in the Financial Times, which later aided a class action lawsuit in the United States that was settled at USD 300 million, of which the corporation was required to pay an uninsured share which was an eight-digit amount.

It is necessary to examine:

—        whether liability claims can be enforced against the former Chairman of the Board of Management or at least could have been enforced if asserted in a timely manner,

—        whether and in what form and for what reasons the Supervisory Board took action or failed to take action against the former Chairman of the Board of Management in this matter,

—        whether claims for damages can be asserted against the members of the Supervisory Board who were responsible at the relevant times arising from insufficient or untimely pursuit of claims on the part of the corporation against the former Chairman of the Board of Management Jürgen Schrempp.

The lawyer Nicola Monissen, Klosterstrasse 4, 89143 Blaubeuren, shall be appointed as the special auditor under the proviso that she may enlist auxiliary staff of her choosing as required to conduct the audit.

Reason: The newspaper Stuttgarter Zeitung reported on January 3, 2007 under the headline “Millions for one careless interview” that the insurance companies from which DaimlerChrysler bought its liability insurance for members of the Board of Management are only covering “most of the necessary €175 million”, which was claimed from the insurance companies in connection with the class action lawsuit in which the corporation settled. Even if the insurance claim had been fully covered, €175 million would in no way have been enough to cover the settlement amount, with the result that the corporation would have lost an eight-digit amount just on account of the settlement amount. It is not evident that this loss would still have been incurred if the former Chairman of the Board of Management had not given his “careless interview”. Also, the corporation presumably incurred other losses amounting to at least an eight-digit figure as it had to pay lawyers’ fees, particularly for those lawyers involved in lawsuits relating to the interview in which the corporation did not settle.

21.       Motion for a Resolution on the Execution of a Special Audit pursuant to Section 142, Subsection1 of the German Stock Corporation Act (AktG) to examine the issue of the extent to which current or former members of the Board of Management or the Supervisory Board were aware of transactions that have since led to investigations by various authorities, including the US Securities and Exchange Commission (SEC) and the US Department of Justice in particular, or whether the above persons can be accused of organizational failure as no sufficient precautions were taken to prevent these transactions.

It is necessary to examine whether these persons were aware or negligently unaware of or negligently failed to take precautions to prevent certain transactions with regard to all matters listed in the 2005 Annual Report under Note 31 (“Legal Proceedings”) from the second half of page 185 (English version). These are:

—         “improper payments”, that “raise concerns under the US-Foreign Corrupt Practices Act (FCPA), German law, and the laws of other jurisdictions”;

—         “certain payable accounts related to consolidated subsidiaries” that “were not eliminated during consolidation”;

—         “potential tax liabilities” that were the subject of internal investigations;

—         a “portion of the taxes related to compensation paid to expatriate employees” that “was not properly reported”;

—         a “formal order of investigation” by the US Securities and Exchange Commission (SEC) in connection with the United Nations’ Oil-for-Food program.

The special audit should also include all the transactions not listed in the Annual Report that are pertinently related to the above investigations by the SEC and the US Department of Justice or that were the subject of the questioning of the former Board of Management member Manfred Gentz by the US authorities or their representatives, that were mentioned on page 122 of issue 37/2006 of “Der Spiegel” magazine, and which are supposedly the reason for the fact that the Supervisory Board meeting took place in Canada instead of the United States. In this context, its should also be clarified whether it is actually true that members of the Board of Management or the Supervisory Board wished to avoid coming into contact with US territory and, if so, who this was.

The lawyer Nicola Monissen, Klosterstrasse 4, 89143 Blaubeuren, shall be appointed as the special auditor under the proviso that she may enlist auxiliary staff of her choosing as required to conduct the audit.

Reason: The investigations of the US authorities have been going through the press for some time without the corporation having commented on this in any comprehensible way for the shareholders. At best, the information in the 2005 Annual Report hints at how significant these clearly extremely unpleasant transactions are and who is responsible for them; the information in the 2006 Annual Report is even sparser. Clarification is needed all the more urgently as the above article in Der Spiegel gives the impression that current or former members of the Board of Management or the Supervisory Board at least temporarily wished to avoid coming into contact with US territory. This is aggravated by the fact that the online edition of Manager-Magazin raised speculation that the US authorities felt the transactions were so important that they were demanding that a person accept responsibility at Board of Management level. The newspaper Süddeutsche Zeitung reported on September 14, 2006 with reference to the newspaper Handelsblatt, that it was supposed that the former Board of Management member responsible for Finance, Manfred Gentz, “was in trouble”. This question should also be examined.

22.       Motion for a Resolution on the Execution of a Special Audit pursuant to Section 142, Subsection1 of the German Stock Corporation Act (AktG) to examine the issue of whether, prior to the Federal Court of Justice repealing the prison sentence handed down by the Stuttgart District Court on the businessman Gerhard Schweinle, the current Chairman of the Board of Management Dr. Zetsche and various employees of the corporation provided false, incomplete, misleading or otherwise inaccurate information on an alleged fraud committed against the corporation in the area of so-called gray-market transactions, if so, what internal preliminary clarification this information was based on, who knew of this and who knew of any grey-market transactions per se and who profited from any grey-market transactions.

The lawyer Nicola Monissen, Klosterstrasse 4, 89143 Blaubeuren, shall be appointed as the special auditor under the proviso that she may enlist auxiliary staff of her choosing as required to conduct the audit.

Reason: Employees of the corporation and the current Chairman of the Board of Management Dr. Zetsche gave testimony before the Stuttgart District Court in the trial of Gerhard Schweinle. Among other things, the subject of the trial was an alleged defraud of DaimlerChrysler AG by Gerhard Schweinle. The Stuttgart District Court handed down a prison sentence on Gerhard Schweinle, which he commenced. Among other things, the sentence was based on alleged defraud on account of alleged non-compliant reselling of DaimlerChrysler vehicles. The destination of these vehicles should then have caused an error at the corporation, purely as a matter of course. An opinion of the performance of Stuttgart’s law courts can be derived from a resolution by the Federal Court of Justice on June 9, 2004, which, so to speak, tore the fraud conviction to shreds. Stating the reasons for its decision, the Federal Court of Justice stated that there are

 “material doubts as to the evidence of fraudulent acts ... with regard to the knowledge on the part of the representatives of DaimlerChrysler AG of the defendant’s intentions to resell.” The Federal Court of Justice felt there were certain considerations explained in more detail indicating knowledge on the part of the representatives of DaimlerChrysler AG. The Federal Court of Justice also commented: The District Court “should have considered .... that, from 2000, there was an accumulation of cases in which so-called cross-border commissions were claimed outside the intended sales channels, particularly from Far Eastern countries for exports intended for those regions (by the end of 2000: 14; by the end of 2001: a further 47); nonetheless, vehicles were delivered to the defendant until the end of October 2001, even though the phenomenon of such parallel exports was already known to DaimlerChrysler AG. If, taking these circumstances into consideration, a new trial court judge was unable to rule out at least a tacit agreement between the defendant and the representatives of DaimlerChrysler negotiating with him, there would not only have been no financial loss but also no error would have been caused as defined by Section 263 of the German Criminal Code.” Under these circumstances, there is a need for clarification regarding whether and to what extent there was knowledge of the grey-market transactions within the corporation — particularly at Board of Management level — and, if so, whether attempts were made to cover up this knowledge both in general and in respect of the District Court. There should also be investigations as to who profited from the so-called grey-market transactions.

23.       Motion for a Resolution on the Execution of a Special Audit pursuant to Section 142, Subsection1 of the German Stock Corporation Act (AktG) to examine the issue of whether the Supervisory Board sufficiently monitored the administration of the former Chairman of the Board of Management Jürgen Schrempp, whether it — particularly in view of his services — granted him inappropriately high compensation, whether the Supervisory Board checked that all benefits to the former Chairman of the Board of Management were recorded as Board of Management compensation, and whether in the case of the employment of family members and relatives of the former Chairman of the Board of Management the Supervisory Board demanded and monitored the rendering of appropriate services, or arranged for this to be done, and, if so, who is/was responsible for doing this.

It is necessary to examine:

—         whether the compensation or pension benefits are or were appropriate in view of the services rendered,

—         whether the former Chairman of the Board of Management was sufficiently present at the domicile of the corporation or whether his work on the Board of Management suffered on account of his choice of residence, and particularly whether other members of the Board of Management or other employees had to travel because of this,

—         whether the employment relationship with the wife of the former Chairman of the Board of Management despite the place of residence allows or allowed undisturbed rendering of services,

—         whether the corporation incurred other costs as a result of the change of residence, for example, as a result of providing an infrastructure or construction work and whether these costs were reported under Board of Management compensation,

—         by what criteria the service of his wife, brother and any other relatives or family members of the former Chairman of the Board of Management who may work or have worked for the corporation were assessed and remunerated and who was responsible for the assessment,

—         whether internal principles that regulate or regulated the employment of family members and relatives of Board of Management members were revoked or modified in respect of the Schrempp family and what role was played in this by the Supervisory Board.

The lawyer Nicola Monissen, Klosterstrasse 4, 89143 Blaubeuren, shall be appointed as the special auditor under the proviso that she may enlist auxiliary staff of her choosing as required to conduct the audit.

Reason: According to the 2006 Annual Report, total compensation of the Board of Management decreased from €34.9 million in the previous year to €20.5 million. On the other hand, the compensation of former Board of Management members and their dependents rose from €16.9 million to €25.1 million. It must be supposed that these drastic changes are related to the compensation of the former Chairman of the Board of Management, which has been kept secret to date, and who has been receiving retirement compensation since 2006. This alone gives good grounds to doubt the appropriateness of his compensation — even compared to the other very generously paid members of the Board of Management — especially when one considers how the shareholders have suffered under his decisions. At the 2005 Annual Meeting, questions regarding the presence of the Chairman of the Board of Management at the corporation’s headquarters in light of his having relocated his residence to Munich were answered only evasively or not at all. The same applies to questions as to whether the corporation incurred any expenses as a result of the change of residence and to questions concerning the employment of his wife. In light of this, it should be examined what circumstances were under the control of Jürgen Schrempp in the final phase of his activities on the Board of Management.

Statement by the Management of DaimlerChrysler AG
on the Motions Proposed by Shareholders Prof. Dr. Ekkehard Wenger and Dr. Leonhard Knoll

The Board of Management and the Supervisory Board recommend to vote against the motions on Items 9a to 17b of the Agenda.

The requested amendments to the Articles of Incorporation are neither necessary nor appropriate. The DaimlerChrysler name is established all over the world. There are no grounds to change the name of the corporation. Moreover, the Articles of Incorporation already contain balanced and sufficient provisions for the venue and procedure of the Annual Meeting, the person chairing the meeting and the suitability and qualifications of Supervisory Board members, which do not require any further regulation.

The management has assessed the suitability of the corporation’s current legal form and has considered its advantages and disadvantages compared to other corporate forms. The management did not ascertain any need for change.

The Supervisory Board recommends to vote against the motions on Items 18 to 23 of the Agenda.

There are no grounds for the special audits requested. Some of the motions relate to ongoing proceedings and official investigations that are not expected to produce any findings beyond the findings already established through those current proceedings. To the extent that proceedings are addressed that are the subject of public prosecution investigations, which the authorities already discontinued before, as they had no sufficient basis, a special audit cannot be expected to provide any additional benefit.

The Supervisory Board exercises its duties of care and acts in the interests of the corporation. The amount of compensation and the system of compensation for Board of Management members is always determined by the Supervisory Board with the aid of external consultants after careful examination and in consideration of competitiveness and appropriateness. The compensation is explained in detail in the Annual Report so that anyone can make an assessment of it and there are no grounds for a separate audit of compensation matters.

Stuttgart, March 9, 2007

DaimlerChrysler AG

The Board of Management

DaimlerChrysler

Stuttgart, Germany

Auburn Hills, USA

www.daimlerchrysler.com

3

Annual Meeting 2007—Counter-Motions

As follows, you will find counter-motions from shareholders who oppose the proposals made by the Board of Management and the Supervisory Board on the Agenda of the Annual Meeting on April 4, 2007, which the Company has to make accessible to all its shareholders.

Counter-Motions
9th Annual Meeting
of DaimlerChrysler AG
April 4, 2007, Berlin Trade Fair Center (Messe Berlin)

(as of March 21, 2007)

Dear Shareholders,

For our Annual Meeting to be held in Berlin on April 4, 2007, some shareholders have submitted counter-motions to Agenda Items 3, 4 and 7.

The following counter-motions are listed in the order they were received by DaimlerChrysler.

***

Mr. Jürgen Grässlin, Freiburg, Germany

Regarding Item 3 of the Agenda:

“The actions of the members of the Board of Management are not to be ratified.

Reason:

The Critical Shareholders’ rejection of the Chrysler takeover has been proven right.

Former Board of Management Chairman Jürgen E. Schrempp’s vision of ‘Global Corporation DaimlerChrysler’ was doomed to failure right from the start. For this reason, we, the Critical Shareholders (KADC, Arndtstraße 31, 70197 Stuttgart, Germany; phone +49 711 608396; www.kritischeaktionaere.de and www.juergengraesslin.com) voted against the merger with Chrysler Corporation at the Annual Meeting on September 18, 1998 — the only (!) shareholders’ association to do so. Already at that time, we insistently warned against the merger and insistently pointed out the following dangers in both verbal and written form:

* ‘More than seventy percent of mergers do not achieve their goals. A large number of mergers have failed.’

* ‘The top management is the real winner of the merger. Risk-free stock options promote the self-enrichment of Schrempp, Eaton & Co. With the merger, the salaries of the Daimler Board of Management members were adjusted upwards. The difference in earnings in the new firm between top management and employees in production became much larger. While the Board of Management preached that employees should tighten their belts, they themselves were on the gravy train.’

* ‘100,000 jobs were at stake.’

* ‘The merger slowed the anyway insufficient efforts to make the Daimler-Benz product range more ecological. Instead of implementing a technically feasible reduction of fuel consumption by half, the range of cars was expanded by dinosaur vehicles of yesteryear.’

* ‘Even after the merger with Chrysler, through its equity holdings Daimler remained the biggest German producer of weapons of war / armaments.’

(Excerpts from the leaflet distributed at the Extraordinary Shareholders’ Meeting entitled ‘Information on the Merger of Daimler-Benz and Chrysler’).

Billions pulverized for Mitsubishi and Chrysler

What we warned against has all come true. If the Board of Management had taken the warnings of the Critical Shareholders seriously at that time, the Group — and thus the shareholders — would have avoided billions in losses due to the mistaken corporate strategy. Several billion euros, pulverized to finance so-called ‘restructuring and turnaround programs’ at Mitsubishi and Chrysler, could have been invested sensibly at Mercedes-Benz to create jobs and improve quality.

Billions wasted through the delayed examination of all options

The members of the Board of Management failed to make the urgent decision to sell the Chrysler division in good time with as much profit as possible for the shareholders and as socially acceptably as possible for the employees. In the years 2001 and 2003 alone, Chrysler posted losses totaling 5.8 billion euros, which were missing at the Mercedes Car Group to improve quality, to develop more environmentally friendly vehicles, and thus to safeguard jobs. Already at that time, what we DaimlerChrysler Critical Shareholders had warned against at

2

an earlier date became clear. The Board of Management should have taken the opportunity to sell the Chrysler division when it temporarily got into the black in 2004 and 2005 with profits of 1.4 and 1.5 billion euros respectively. Instead of that, Dr. Dieter Zetsche reacted far too late and waited for Chrysler’s latest loss of more than one billion euros in the year 2006. Not until the beginning of 2007, and therefore far too late, the Chairman of the Board of Management announced that he intended to ‘examine all options’.

Even if it is possible to sell Chrysler in the near future, the price will be far below the value of recent years, and tens of thousands of employees have already been dismissed. Overall, the procedure of the DaimlerChrysler Board of Management is evidence of a completely mistaken assessment of the risks and success prospects of the ‘global corporation’ and of their own lack of ability to step on the emergency brake in good time.

The Critical Shareholders demand the implementation of a series of actions.

Today, our firm is in the self-induced strategy trap, out of which only sustainable and future-oriented decisions will lead. These include measures to be taken in the short and medium term, the implementation of which must be socially acceptable for the employees: In addition to the immediate exit from Chrysler, this means terminating, with no replacement, the Maybach production, making the entire vehicle range ecological, and concentrating on the core automobile business with an exit from armaments production of warplanes, nuclear weapons carriers and cluster munitions, as well as inhuman weapons transfers. Only this realignment of business policy will secure added value and maintain or add to the number of jobs, and thus also the continued existence of the Daimler Group.

Regarding Item 4 of the Agenda:

“The actions of the members of the Supervisory Board are not to be ratified.

Reason:

Zetsche is responsible for the Chrysler disaster.

Dr. Dieter Zetsche succeeded in direct competition against his competitor Eckhard Cordes, the Supervisory Board elected him as successor to Board of Management Chairman Jürgen E. Schrempp. The decisive point in his favor was his apparent success with the turnaround of the ailing Chrysler division, with which Schrempp had attempted to justify his vision of the ‘global corporation’.

The mass dismissals and plant closures on the American continent instigated by Zetsche and approved by the Supervisory Board were unable to end the dramatic sales slump and self-destructive discount battles. The entire Chrysler disaster is also clear in the field of accounting: Since the turn of the millennium, which is when Zetsche took office as Chrysler CEO, total profits of only 4.0 billion euros have been made. On the other hand, losses in the years 2001, 2003 and 2006 add up to 6.9 billion euros. In the coming years, additional losses of billions are a threat, the Chrysler disaster is turning into a bottomless pit.

Dieter Zetsche is to be made mainly responsible for the US disaster. As Chrysler CEO, he was primarily co-responsible for planning the product range of the US division from 2000 until 2005. While Toyota conquered the US market with its hybrid vehicles Prius and Lexus, Chrysler under Zetsche continued to produce its pickups and minivans.

Zetsche’s turnaround policy failed dismally, his right to be Chairman of the Board of Management of DaimlerChrysler AG has therefore lapsed. His rigid approach to rationalizing jobs into oblivion and closing production plants is no reason for his ongoing employment as Daimler CEO, his annual salary of more than 5 million euros is completely unjustified. On the contrary, his lack of competence in making the fleet of vehicles more ecological, creating jobs and concentrating on the core business with the necessary exit from armaments production and exports by subsidiaries mean that the worst is to be feared for the future.

The Supervisory Board under Kopper fails to take the necessary measures

The Supervisory Board under the leadership of Hilmar Kopper has failed to take the necessary measures and to dismiss Dr. Zetsche, who is primarily co-responsible for the Chrysler disaster. From a shareholder’s perspective, the never-ending chain of strategic wrong decisions by the Board of Management and the complete failure of the Supervisory Board — which officially has to monitor the Board of Management — is no longer acceptable.

The continuation of the longstanding Chrysler disaster would consume additional billions of euros. For this reason, the Critical Shareholders of DaimlerChrysler (KADC, Arndtstraße 31, 70197 Stuttgart, Germany; phone +49 711 608 396; www.kritischeaktionaere.de and www.juergengraesslin.com) demand an immediate end with a shock rather than a shock without end. If the necessary measures are not taken, following Reuter’s ‘Integrated Technology Group’ and Schrempp’s ‘Global Corporation’, we will probably have Zetsche’s ‘Toyota subsidiary’ —

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the acquisition of the remains of the Daimler Group by the Japanese auto giant, or by another carmaker, or by a raider group, with dramatic consequences for the employees.”

***

Mr. Paul Russmann, Stuttgart, Germany

Regarding Item 3 of the Agenda:

“The actions of the members of the Board of Management are not to be ratified.

Reason:

When it’s a matter of the future of our Group, the Board of Management under Dr. Zetsche steps on the brakes. The Board of Management steps on the brakes with the development of new fuel-saving, environmentally friendly models of the Mercedes and Chrysler brands. The Board of Management jumps on the brakes at the EU level in connection with limiting exhaust gases. Plans for a car using two liters of fuel per hundred kilometers remain on the shelf. With soot-particulate filters and hybrid drive, the Board of Management was at a standstill for far too long and allowed the Group to be easily overtaken by the competitors in a global market.

Continued involvement in armaments production by EADS

On the other hand, the Board of Management is still at the steering wheel of EADS. Despite repeated demands by the Critical Shareholders of DaimlerChrysler, the Board of Management also failed in 2006 to completely get rid of the shares in the European armaments giant European Aeronautic Defence and Space Firm (EADS N.V.), or to initiate the essential changeover to purely civil production (armaments conversion).

At the same time, via EADS, Daimler is involved not only in the production of bomber aircraft and carrier systems for nuclear weapons, but via equity holdings also in the production of cluster munitions and launchers for cluster munitions.

Daimler Group involved in the production of the MLRS and GLMRS launchers of cluster munitions

It was possible to document this involvement at the international armaments fair Eurosatory in Paris. On the stand of MBDA, in which EADS holds a 37.5 percent equity interest, the Multiple Launch Rocket System (MLRS) — a launcher of cluster munitions — was presented together with such cluster munitions. At present, the MLRS rocket launcher is being optimized. The new so-called Guided MLRS System will have increased range and is supposed to be more accurate and use more efficient ammunition. In addition, the future mass production of MLRS missiles has been announced. Such a system can distribute approximately 8,000 bomblets over an area of up to one square kilometer.

MLRS cluster munitions used in the war in Lebanon

MLRS or GLMRS guided missiles are being produced within a cooperation program between Lockheed Martin, Diehl and Daimler/EADS/MBDA. MLRS missiles were used in 2006 for example in the war in Lebanon and large expanses of land there are now contaminated with cluster bomblets. Cluster munitions are similar to mines in their effect. In the view of the Alliance for Action landmine.de, the use of cluster munitions is an infringement of the Geneva Convention, because the Convention prohibits random attacks, e.g. on civilians.

Daimler/EADS also profits from the business with cluster munitions via the 19-percent equity interest in Diehl BGT Defence and the 50-percent equity interest in TDA. Diehl Bodensee-Gerätetechnik produces the RM 70 rocket launcher including cluster munitions rockets for the Slovakian armed forces. TDA prohibits various rockets with cluster munitions, including such rockets for the Tiger battle helicopter.

In its annual reports, the Daimler associated firm EADS praises its ‘social responsibility’ (Corporate Social Responsibility, CSR) and claims: ‘Our products and services for defense purposes enhance the security of many nations.’ In fact, 98 percent of the victims of the cluster munitions are civilians. The bomblet munitions of the MLRS rockets can have a failure rate of up to 40 percent.

Attempt to prevent prohibition of cluster munitions in Belgium

In February 2006, Belgium became the first country to ban cluster munitions. The new legislation in Belgium affects the firm Forges Zeebrugge, which produces cluster munitions rockets (70mm type FZ101) for the German Tiger battle helicopter. Forges had attempted to prevent the law from coming into force. Forges is a 100-percent subsidiary of TDA, which in turn is a 50-percent subsidiary of EADS Germany. As DaimlerChrysler is the biggest EADS shareholder (15.0 percent of the shares in the future), the Board of Management of DaimlerChrysler is co-responsible for the production and use of cluster munitions.

Voting rights transferred

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The Board of Management’s course of action as a climate killer and weapons dealer destroys the image of our Group, promotes the climate disaster and contributes towards innocent people being killed. For this reason, more and more shareholders are transferring their voting rights to the DaimlerChrysler Critical Shareholders (KADC, Arndtstr. 31, 70197 Stuttgart, Germany; phone +49 711 608396; e-mail orl-russmann@gaia.de), and they demand of the Board of Management:

Step on the accelerator now, when it is a matter of the future of our Group, our customers, our children and our climate. Jump on the brakes when it is a matter of banishing gas-guzzling dinosaurs from our roads. Get out of armaments production now. As the main EADS shareholder, stop any involvement in the research, development and production of cluster munitions and their launch systems.”

Regarding Item 4 of the Agenda:

“The actions of the members of the Supervisory Board are not to be ratified.

Reason:

The shareholder representatives on the Supervisory Board, in particular Chairman of the Supervisory Board Hilmar Kopper, bear responsibility for the failed vision of the global corporation. They ignored the warnings and the ‘No’ of the Critical Shareholders concerning the merger with Chrysler at the extraordinary shareholders’ meeting in 1998. The Critical Daimler Shareholders were the only shareholders’ association to warn against the following blatant consequences of the merger in their counter-motions and speeches. At that time, we warned against:

• the massive problems arising from the clash of very different corporate cultures,

• the lack of synergy effects between such different brands as premium producer Mercedes and mass producer Chrysler,

• the waste of capacities required to make the vehicle fleet more ecological,

• disproportionately high increases in compensation for management levels combined with massive job reductions and considerable social tension due to rationalization,

• the continuation of armaments production and inhuman weapons exports.

But the management replied with the support of the Board of Management and Supervisory Board as follows:

• In our view, although the meeting of different corporate cultures is connected with risks, it also offers considerable opportunities. Because it is exactly the variety of cultures, standpoints and individual experience that gives rise to new stimulus and ideas.

• The Group’s potential for the research and development of more environment-friendly technologies and products will be further strengthened through the combination with Chrysler.

• There is no danger of jobs being destroyed. DaimlerChrysler will be created through the combination of two healthy companies; it is a merger of strengths, not of rationalization. With the use of synergies along the entire value chain, DaimlerChrysler’s products will become even more competitive. This will improve sales opportunities, so that jobs will tend to be more secure than they were before.

• The Group’s position with regard to defense technology will not change fundamentally as a result of the merger with Chrysler.

Instead of that, we Critical Shareholders emphasize: The history of the failed merger shows: Our ‘No’ to the merger between Daimler-Benz AG and Chrysler Corporation was more than right. The completely mistaken assessment by management and Board of Management (of which Dieter Zetsche was already a member) of the allegedly positive consequences of the merger have cost tens of thousands of jobs and wasted enormous amounts of shareholders’ capital . Another fatal consequence is that the merger of our firm has yielded obvious and — for Mercedes —scarcely recoverable competitive disadvantages in the competition to create ecologically sustainable vehicles for the future.

The fact that the Supervisory Board under Hilmar Kopper made such a blatantly wrong assessment of the consequences of the merger is evidence of extreme incompetence and a lack of farsightedness. The actions of the Supervisory Board can therefore not be ratified.”

***

Mr. Holger Rothbauer, Tübingen, Germany

Counter-motion A

Regarding Item 7 of the Agenda:

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“Ms. Marion Struck-Garbe, 59, a graduate in sociology and economics and a lecturer at the University of Hamburg, chairwoman of the Pacific Network, spokeswoman for peace and the environment at Greenpeace Germany, a resident of Hamburg, is hereby proposed for election to the Supervisory Board. The Management’s proposal under Item 7 of the Agenda will therefore be opposed in the Annual Meeting (Ms. Marion Struck-Garbe has formally declared her consent to the candidacy).

Reason:

As a shareholder representative of the Association of DaimlerChrysler Critical Shareholders (KADC), Arndtstr. 31, 70178 Stuttgart, I am very concerned about Group’s structural and financial development. In particular the Chrysler disaster, for which Board of Management Chairman Dieter Zetsche is responsible, and the Group’s catastrophic ecological performance are just two outstanding events from last year that have severely damaged the Group’s image and which still point to an unclear future with the possibility of horrific damage and costs.

The non-clarified policy of clinging-on to a large stake in the armaments firm EADS (nuclear weapons carrier systems, cluster bombs etc.) does not contribute to a positive image, whereby the public debate about the Airbus 380 also throws an embarrassing light on the Group.

Only the massive pressure that could not be ignored for several years now from KADC in combination with Greenpeace made the Group decide at least to begin introducing soot-particle filters in some diesel vehicles. Also the failure of the gas-guzzling model policy at Chrysler and failing to wake up to hybrid technology, not to mention the quality problems at Mercedes, are stark evidence of how the Group is lagging behind the international competition.

Instead of facing up to the new climate, transport-technology and ecological challenges of our time, and thus participating in the markets of the future, the management preferred to get involved in an incalculable adventure as well as clinging on to image-damaging armaments production at EADS. Reorientation, particularly in the aforementioned areas, is essential.

For years now, the shareholders have been promised that women will be specially encouraged and increasingly put into management positions at the Group, as is the case at most of the other DAX-listed companies. But as in so many other areas of this Group, words were not followed by actions. There is still NOT A SINGLE woman in the Board of Management or the Supervisory Board.

Ms. Marion Struck-Garbe is 59 years old, a graduate in sociology and economics and a lecturer at the University of Hamburg, chairwoman of the Pacific Network, and at present spokeswoman for peace and the environment at Greenpeace Germany. She is a highly competent expert, particularly in the field of environmental technology, and could give useful impetus to a Supervisory Board that has so far consisted only of elderly men, especially in the area of environmental orientation, and could monitor this kind of work by the Board of Management more competently. With the election to the Supervisory Board of such a competent woman, the Group would at last properly fulfill the requirements of the Corporate Governance Code.”

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Mr. Alexander Dauensteiner, Solingen, Germany

Regarding Item 3 of the Agenda:

“The actions of the members of the Board of Management are not to be ratified.

Reason:

DaimlerChrysler pursues one of the most rigid anti-climate-protection policies in the entire automobile industry. Whereas in glossy brochures and sustainability reports one makes all efforts to project an external image of social and ecological responsibility, concrete actions have once again shown the Group’s real face. And this is that DaimlerChrysler increasingly plays a key role in the active fight against urgently required measures to be taken for the protection of the environment and the climate. Only a few examples of the enormous mistakes made in the year 2006 can be shown in this context:

1. Blockade of the fuel-consumption regulations of the European Commission

Although DaimlerChrysler will not fulfill the commitments it has made to reducing fuel consumption, the Group is pursuing a policy of massive intervention vis-a-vis the EU Commission. In a letter that according to media reports was also signed by CEO Dieter Zetsche, the five largest German automobile producers threaten the EU Commission with ‘grave distortions in the automobile and supply industry’ and accuse the EU Commission of ‘massive industry-policy intervention to the disadvantage of the entire European automobile industry, but in particular the German automobile industry’. The EU Commission is currently planning to impose stricter climate-

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protection regulations on the automobile industry. Instead of striving to achieve a leading position for the reduction of fuel consumption, in this area Zetsche is also pursuing a downright embarrassing intervention policy directed against climate protection and jobs. ‘Environmental protection is firmly anchored in DaimlerChrysler’s corporate strategy,’ states Annual Report 2006 — obviously only on paper.

2. Blockade of support for soot-particulate filters

After the federal government and the federal states at last agreed at the beginning of November 2006 on an arrangement providing tax support for retrofitted soot-particulate filters (following years of dispute), the Union faction then blocked the decision in the Bundestag. This was apparently partially due to personal intervention by Daimler CEO Zetsche against the originally planned punitive tax of 300 euros for new vehicles without particulate filters. Already in the spring of 2006, Zetsche communicated to the federal government his express opposition to the retrofitting of such filters.

3. Lawsuit against the climate-friendly, Californian emissions legislation

A further example of the unspeakable anti-environmental-protection policy of DaimlerChrysler is the lawsuit against the Californian climate-protection legislation together with other carmakers. California has presented exemplary binding limits for carbon-dioxide emissions from new vehicles. The legislation is to apply to passenger cars and light trucks sold as of 2009. In this way, the Californian government intends to reduce the carbon-dioxide emissions of newly registered cars by 30 percent by the year 2016. This is an urgently required measure in the battle against the climate disaster. In a statement by the Group, reference is made to the fact that competencies have been exceeded. In truth, DaimlerChrysler only wants to prevent advanced fuel-consumption limits because for years now the Group has failed to develop innovative and fuel-efficient cars.

4. Smart only available with an unregulated soot-particulate filter, DC press spokesman makes a disgrace of himself in public

In November of last year, according to a report by the ARD television documentary program Report Mainz, the Group admitted that only a so-called PM filter, i.e. an unregulated soot-particulate filter, is used in the diesel version of the smart car. Unlike regulated filters, these open systems do not achieve the particle limits of emission class Euro 5. At the 2005 Annual Meeting, Jürgen Schrempp announced: ‘The diesel version of the Smart fortwo will be equipped with a soot-particulate filter when it is launched.’ The Group has broken this promise. In a report by Report Mainz, smart press spokesman Hubert Kogel admitted: ‘With an open system, which is dirtier than a closed system.’ Upon further enquiry (Oh yes...?) by Report Mainz, Kogel answered: ‘Well yes. …The closed particulate filter will not come until 2008.’ So instead of at least fulfilling its own announcements, DaimlerChrysler once again offers an image of deception and disguise, and makes a disgrace of itself in public.

In the view of the Critical Shareholders (KADC, Arndtstraße 31, 70197 Stuttgart, Germany; phone +49 711 608 396; www.kritischeaktionaere.de), it would be a positive step if the Group also actually implemented the good intentions announced in the new ‘Integrated Sustainability Report’. But so far, the Daimler Board of Management has lacked the necessary farsightedness and instead has adopted a short-term blockade policy that is damaging the climate. The Group’s Board of Management — above all Dieter Zetsche — has failed all along the line and its actions can therefore not be ratified.”

***

Mr. Michael Mench, Regensburg, Germany

Regarding Items 3 and 4 of the Agenda:

“The actions of the members of the Board of Management and the Supervisory Board are not to be ratified.

Reason:

DaimlerChrysler is a large-scale sponsor of events in which animals are injured and die. In the summer of 2006, once again a Chrysler dealer was involved bloody bull fights in Alicante, Spain. Support is also provided to the Spanish hunting association, although it is well known that the protection of species is not taken very seriously in Spain. DaimlerChrysler also sponsors the pitiless Iditarod dog-sled races in Alaska. In these merciless races, sled dogs die every year from the exertions of the race itself, and also from the miserable conditions under which they are kept. DaimlerChrysler also continues to sponsor controversial riding events in Germany.

The sponsoring of brutal rodeo events by Dodge in the United States and Canada has already been denounced in previous years. It has now become known that the Group also sponsors cruel rodeos in Chile. As a result of a long-running scientific expertise on the subject of rodeo, the coercive tools of flank belts and spurs have been banned in Germany, as have bull riding and brutal wild horse races. Electric shock devices, which are used in

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American rodeo, are anyway prohibited in Germany. The Board of Management has been provided with this expertise, which is also available on the Internet. But while other sponsors are withdrawing from rodeo, the Board of Management obliviously clings on to its sponsoring projects because of their alleged advertising effects and continues to promote activities that are banned in the country of the Group’s headquarters. Rodeo is also regarded critically in the European Union. EU commissar Kyprianou has described recordings of rodeo events as ‘abhorrent’. It is irresponsible towards the shareholders that the Group supports such reputation-damaging events.”

***

Ms. Beate Winkler-Pedernera, Stade, Germany

Regarding Item 4 of the Agenda:

“The actions of the members of the Supervisory Board are not to be ratified.

Reason:

As a spokeswoman of the Critical Shareholders (www.kritischeaktionaere.de), I expressly support the current joint statement by the Group’s Management and Employee Council:

• “Demographic change means that we cannot do without the willingness and ability to perform offered by half of the population.

• The profits of companies with more women in top management are higher than those of companies with fewer female management staff.

• With women in leading positions, corporate governance is practiced more consistently and in a more sustained manner.

• Diverse teams lead to better results and decisions than homogeneous teams.

• The increased presence of women ensures more efficiency and productivity.

• Women have a more cautious approach to operating resources and enhance product quality.

• Female staff in research, strategy, development and sales make a crucial contribution to products’ fitness for a heterogeneous market.

• Gender diversity strengthens the public image of a firm and its value with rating agencies and analysts.

• The full bandwidth of all business opportunities can only be used if various perspectives are brought into the firm (DC website, February 2007).

But has the top management not accepted what was so rightly recognized here? Since DaimlerChrysler AG was established in September 1998, not a single woman has been a member of the Board of Management or the Supervisory Board!

The joint statement on equal opportunities by the Employee Council and the Group’s management of 2001 brought progress at levels E2-E4, but not with forewomen or at top management levels. There have been no women in top management positions for four years now, and the Board of Management and the Supervisory Board have lacked the advantages of gender diversity for the past ten years.

Or does one have to assume that women are still being ignored or even excluded in certain areas at DaimlerChrysler? How can one otherwise explain the fact that the Supervisory Board candidate proposed by the Association of DaimlerChrysler Critical Shareholders, Marion Struck-Garbe, has so far been the female candidate. The Supervisory Board must finally ensure that sufficient female candidates are nominated for membership of the Board of Management and the Supervisory Board.

The large number of mistaken decisions by the Board of Management and the complete failure of the Supervisory Board in its monitoring function are also related to the fact that there are no female members of those boards. Other DAX companies remedied this deficit long ago by electing women to such boards, and have thus proven that they not only produce vacuous glossy brochures, but also intend to take serious action. On behalf of the Critical Shareholders, I will continue to demand that the actions of the Supervisory Board are not ratified until there is real utilization of the advantages of mixed teams giving shareholder value creation, a fact that has been demonstrated by various studies.

The time has come for the group of elderly gentlemen around Supervisory Board Chairman Kopper to resign with him and make room for more qualified and more creative women.”

***

Mr. Alexander Dauensteiner, Solingen, Germany

Regarding Item 4 of the Agenda:

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“The actions of the members of the Supervisory Board are not to be ratified.

Reason:

An analysis commissioned by the DaimlerChrysler Critical Shareholders (www.kritischeaktionaere.de) of the fuel consumption of all cars offered in Germany by DaimlerChrysler AG shows that the Supervisory Board has still apparently not recognized the urgent need to reduce fuel consumption. The analysis covered 419 cars on sale in Germany of the brands Mercedes-Benz, smart, Maybach, Chrysler, Dodge and Jeep. The source of data used was the figures for fuel consumption published by the manufacturers as commissioned by the Association of the German Automotive Industry (VDA) (“Guide to the fuel consumption and CO2 emissions of all new passenger cars offered for sale in Germany”, 2007 edition). The results are disastrous for DaimlerChrysler:

• On average, the 419 models on offer consume 9.7 liters of fuel per100 kilometers (if calculated excluding smart, almost exactly 10 l per 100 km).

• The three Maybach cars consume an average of 16 l/100 km.

• Only about 4 percent of the models comply with the EU’s targeted CO2 emission limit of 130 g/km.

• Mercedes-Benz cars consume more than 9.5 liters on average. This is scarcely below the consumption average for the Chrysler brand of 10 l/100 km.

• With 19.4 l/100 km (463 g/km CO2), the Viper SRT-10 from Dodge is one of the most climate-damaging cars in the world.

• Only the few models from smart returned acceptable consumption figures.

Therefore, it is fair to state:

1. DaimlerChrysler will not comply with the promised self-commitment to reduce fuel consumption and will in no way fulfill the urgent requirements in terms of climate protection and customers’ demands.

2. Dieter Zetsche as CEO of the Mercedes Car Group and former CEO of the Chrysler Group bears full responsibility for the ecological disaster of a range of cars that in many areas is completely mistaken.

3. The Supervisory Board supported his fatal course towards gas-guzzling vehicles also in the 2006 financial year.

4. Although shocking facts about the condition of the global climate are available (which according to the fourth IPCC experts’ report will get even worse), the Group has not initiated the required measures for a massive reduction in fuel consumption.

5. Apart from the consequences of this climate-damaging policy, the enormous financial losses for the Group from such a mistaken product policy were recognized far too late. In this year’s Annual Report, this is openly admitted in the Risk Report on page 69: “Another factor is that in some markets, the United States in particular, higher fuel prices have caused many consumers to prefer smaller, more fuel-efficient vehicles. This tendency could necessitate additional measures to enhance the attractiveness of less fuel-efficient vehicles, especially at the Chrysler Group, which would have adverse effects on our profitability.”

One can already assume that in its statement of position on this motion, the management will refer to its alleged reduction of the fleet consumption of its passenger cars in Germany “by 30% since the year 1990”, and will cast doubts on the figures given here — as they did in prior years. But they are making it too simple: The Group interprets fleet consumption as the average consumption of all vehicles sold in Germany. This places great emphasis on consumer behavior. But in recent years, there has been a pleasing shift in demand towards smaller, more fuel-efficient vehicles due to high fuel prices (also confirmed in the Annual Report on page 55). On the other hand, the analysis of the product mix made here looks at the consumption of all the cars offered by DaimlerChrysler and thus gives an insight into the product portfolio. The Group has always ignored repeated demands in recent years for the disclosure of its own calculations of fleet consumption.

For more than ten years now, in my function as vehicle and environment spokesman of the DaimlerChrysler Critical Shareholders, I have drawn attention to the urgent need for changes in the product mix towards smaller and more fuel-efficient vehicles. In this matter, the Group has always emphasized that it is on the right track. In view of the coming and inevitable debate about radical measures to be taken for climate protection, in the Annual Report the Group now writes: “In the long term, the business model is to be oriented towards an enhanced global presence and a change in the product mix towards smaller and more fuel-efficient vehicles.” A person with average education could have arrived at this conclusion a lot earlier.

The entire Supervisory Board has completely failed in its function of monitoring the Board of Management pursuant to Section 111 of the German Stock Corporation Act, and its actions can therefore not be ratified.”

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***

Mr. Wilm Diedrich Müller, Neuenburg, Germany

Regarding Item 4 of the Agenda:

“Persons, I have hereby proposed that the actions of the members of the Supervisory Board of the aforementioned firm DaimlerChrysler for the financial year 2006 are not to be ratified ...

Reason:

… and would justify my counter-motion by the fact that the same Supervisory Board failed once again in the 2006 financial year to push forward with such an amendment to the Articles of Incorporation that again implements the claim of the shareholders to the securitization of their shares, so that due to this failure that outrageous grievance continues to exist, in the form that today the shareholders do not have the possibility to travel to Stuttgart once a year to the cash office of the same firm DaimlerChrysler, there to lay their dividend coupons on the counter, to receive their dividends and to say the words “Thank you,” whereby the lack of this thanking naturally has to have the inevitable consequence that none of the shareholders have this regulated and predictable chance to thank the employees of the aforementioned firm DaimlerChrysler for the dividend earned, which naturally in turn has the inevitable consequence that the employees due to the lack of this form of thanks are not at all motivated to work really well, so that is the only explanation of why the employees of the same firm DaimlerChrysler have so far not succeeded in putting cars in large numbers from the assembly lines of the same firm DaimlerChrysler on the roads of this world which per seat offered and per 100 kilometers driven consume less than half a liter of fuel, so that it even has to be said that the same firm DaimlerChrysler in the race to see who manages to build the most environment-friendly cars, is well behind the aforementioned firm Volkswagen and the aforementioned firm Toyota, which is naturally due only to the lack of motivation of the employees due to the lack of thanks from the shareholders, whereby this lack of thanks is naturally caused by the Supervisory Board due to the fact that the same Supervisory Board has purposely robbed the shareholders of this possibility of thanking, so that once again, I emphasize in my summary that not a single employee of the same firm DaimlerChrysler bears any blame for his miserable failure, but that solely the Supervisory Board bears all of the blame, that the same firm DaimlerChrysler prefers to build such catastrophically bad cars and offer them to any customers at all at absolutely exorbitant prices, as in fact is the case today.”

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Ms. Beate Winkler-Pedernera, Stade, Germany

Regarding Item 3 of the Agenda:

“The actions of the members of the Board of Management are not to be ratified.

Reason:

1. Wrong strategies cost more than 100,000 jobs

What did Dr. Zetsche do to deserve to become Chairman of the Board of Management of DaimlerChrysler AG? He turned Chrysler around according to the motto — ‘operation a success, patient dead’. Fortunately for Zetsche, the patient died late, otherwise one year ago no-one would have trusted the head of Chrysler to become Board of Management Chairman of the whole Group. Zetsche’s concept of trying to improve the company primarily through dismissals and plant closures soon proved to be far less promising than a policy of a product range with potential for the future as a result of innovative technology and improved quality.

But the opposite seems to be the case:

• The established members of the Board of Management do not seem able to anticipate promising products, as they prefer large, gas-guzzling vehicles that completely fail to fulfill the ecological needs of today. Instead, the Japanese are allowed to take the largest slice of this ecological cake.

• The gentlemen have left the innovative technology of the diesel-particulate filter to the French manufacturers. Instead, following the legacy of the stubborn Jürgen E. Schrempp, they pursue peripheral technologies that are not yet ready for the market and can therefore not save the Group’s business.

• On the issue of quality developments, you only have to ask Germany’s taxi drivers: How many of them have changed from Mercedes, their former regular brand over many decades, to a more reliable manufacturer due to deficient vehicle quality? They often explain that the cars require lots of repairs — think of the necessity for the so-called quality offensive last year — and the service provided by the official workshops is declining rapidly compared with other car brands.

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Mismanagement at the highest level has not led to consequences for the persons who caused it, but to the dismissal of approximately 106,000 employees since 1999. At the same time, the gentlemen on the Board of Management have made themselves rich with additional stock options worth millions and salaries of between 1.6 and 5 million euros each year. Numerous Chrysler executives have baled out with a “golden parachute”, and merger-master Schrempp is enjoying his generous pension.

Following the dramatic wave of dismissals, hundreds of temporary workers had to be hired — at the Sindelfingen plant for example. Is that the new corporate culture — firing regular employees and hiring temporary workers?

2. Consequences of so-called restructuring

Improved vehicle quality cannot be attained with fewer and fewer workers! And the fear of dismissal additionally reduces the quality of work in the medium term. With stress one can achieve short-term improvements, but in the long term it also leads to higher illness rates.

In this context, it is necessary to point out a legally highly questionable and possibly even illegal DaimlerChrysler policy: Company doctors, at least at the Untertürkheim plant, have been required to pass on confidential data on employees’ illnesses and diagnoses without their consent to their superiors. This is prohibited by the German Criminal Code: “...doctors in the Federal Republic of Germany are obliged to treat information about their patients with absolute discretion” (Section 203, Subsection 1). Data acquired in this way can be used by the management to decide on the costs of the illness or the fate of an employee. Also the apparent repression by means of frequent phone calls and open or concealed threats made to sick employees has occurred to a shameful extent. Such humiliating and distrustful methods should not and must not be allowed at DaimlerChrysler!

In the past financial year, there was the annoyance of the new system of wages and salaries, ERA. Work that had previously been accepted as stressful was no longer recognized as such. Many thousands of employees were actually downgraded. The Employee Council has complained about the reclassification of nearly 33,000 employees.

The dismissals have led not only to the miserable atmosphere at work, but also to economic problems for the country. When contributors to the statutory pension insurance system retire early due to pressure from the Group’s management, the difficult financial situation of the pension system is made even worse. Politicians plan to extend working age to 67, but employees making high contributions to the pension system often retire at the age of around 53.

‘Economic, ecological and social goals are very important to us and are therefore firmly anchored in our corporate strategy,’ according to the Daimler website. As long as DaimlerChrysler fails to live up to its own claims, I demand the non-ratification of the actions of the Board of Management.”

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Mr. Norbert Zingraf, Kerpen, Germany

Regarding Item 4 of the Agenda:

“The actions of the members of the Supervisory Board are not to be ratified.

Reason:

This Supervisory Board, above all its Chairman Hilmar Kopper, who has held this position for more than fifteen years now, is to be given part of the responsibility for a series of grave strategy decisions that have damaged the company. These decisions involved the destruction of value, which occurred to the disadvantage of all shareholders and is basically is still going on today.”

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You can support counter-motions by voting “NO” on the respective agenda items.

You may vote for counter-motions, which are identified by a specific letter, by marking the appropriate box on the proxy card/voting instruction form, or on the Internet.

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Position of the management on the counter-motions for the 2007 Annual Meeting

The Board of Management and the Supervisory Board maintain their motions as laid down in the Agenda and state their position on the counter-motions as follows:

DaimlerChrysler strategy

DaimlerChrysler’s strategic goal is to achieve sustained profitable growth and thus toincrease our enterprise value. In the medium term, we intend to become one of the most successful automobile manufacturers in the world. We made considerable progress towards these goals in the year 2006 at the Mercedes Car Group, the Truck Group and Financial Services. The fact that we are now examining new strategic options for the future of the Chrysler Group is a necessary process to safeguard the future, particularly against the backdrop of the changed competitive environment in the United States.

Situation of the Chrysler Group

During the previous years, the Chrysler Group has worked hard to comprehensively renew its product range and to focus on more fuel efficient and economical vehicles. Following ten vehicle introductions in 2006 including a number of especially fuel efficient products, theproduct offensive will continue through 2009 with more than 20 new and 13 refreshed models. This product offensive will be accompanied by far-reaching actions to improve efficiency, productivity and quality. The Recovery and Transformation Plan that we presented in February 2007 concentrates and intensifies these actions with the framework of acomprehensive overall concept for a sustained improvement in profitability. The programn comprises a combination of revenue-raising and cost-cutting measures. In the long term, the business model is to be focused on an expanded global presence and a change in the product mix in favor of smaller vehicles with lower fuel consumption. Cost advantages and additional growth potential are to be utilized by increasing the number of alliances and joint ventures. In order to support and accelerate the Recovery and Transformation Plan, we are looking into further strategic options with partners beyond the existing business cooperation partners. In this regard, we do not exclude any option.

Environment and climate protection

The intensive research and development work of DaimlerChrysler includes promising alternative drive concepts in order to achieve further reductions in fuel consumption and emissions. In addition to further developed gasoline and diesel engines, hybrid and fuel-celltechnology are integral components of our drive-system strategy.

In the coming years, we intend to make the internal-combustion engine more efficient,cleaner and more economical so that we can achieve further reductions in emissions,especially of carbon dioxide. Our goal is to make gasoline engines as efficient as diesel engines and diesel engines as clean as gasoline engines. A logical step in this direction was the presentation of the world’s first gasoline engine with piezo fuel injectors and jet-guideddirect injection in the CLS Class at the beginning of 2006. This saves 10% fuel compared with engines with conventional injection. And with BLUETEC, first for commercial vehicles and now also for passenger cars, we have launched a technology package that reduces all the relevant components of diesel emissions to an extremely low level. In addition, we are working hard on possible applications of alternative fuels such as natural gas, biodiesel and bioethanol.

We have already made considerable progress with the reduction of our overall fleet consumption in recent years: Despite rising customer demands in terms of performance, safety and emissions, between 1990 and 2006 we reduced the fleet consumption of our cars in Germany by 30%. This is more than many other manufacturers achieved.

As the world’s first automotive brand, since the summer of 2005 Mercedes-Benz has fitted all of its diesel passenger cars from the A-Class to the S-Class and including the Viano — in total 49 models at present — with diesel-particulate filters in markets where there is a demand for this technology. The innovative particulate filter system developed by Mercedes-Benz is the first system in the world to work without the use of additives, and features a long lifetime,everyday reliability and the usual diesel economy.

With the development of the new smart for two, a key focus was on minimizing carbon-dioxide emissions. The new smart for two cdi is the car with the lowest CO2 emissions in the world —just 88 grams per 100 kilometers.

Quality at Mercedes-Benz Passenger Cars

At Mercedes-Benz, we are working with top priority on improving quality along the entire value chain. Our focus is not solely on enhancing quality in the development and production stages, but also on the collaboration with our suppliers and the quality of our services in the areas of sales and aftersales. Because we can only improve customer satisfaction by adopting a holistic approach to the issue of quality. The success we have already achieved on quality is reflected not only in our internal quality studies, but also in a large number of external surveys. On the basis of our early indicators, we anticipate further improvements in quality in the future. Our mid-term goal is to be the world’s Number 1 on quality.

Workforce and Employment

In order to secure the competitiveness of DaimlerChrysler over the long term, we are implementing efficiency-enhancing programs throughout the Group. These include the new management model for all administrative areas, the CORE program at the Mercedes Car Group, and the Recovery and Transformation Plan at the Chrysler Group, which we presented in February 2007. In this context, it is inevitable that we will have to adjust staffing levels to reflect the development of productivity and unit sales.

Diversity management is a key strategic initiative at DaimlerChrysler. As a globally active corporation, we are well aware of the benefits of a workforce from diverse backgrounds.Product innovation, market orientation and a successful position in the competitive environment are continually facilitated by collaboration between people with the most varied talents and naturally also of both genders.

A key element of our diversity management is the advancement of women at all levels,especially in management positions. For this reason, we have taken action in the following four areas: human-resources development, change management, human-resources policy and profession and family. We are carrying out mentoring programs for women with high priority,enhancing the knowledge and sensitivity of all executives in diversity workshops, and further expanding the possibilities for flexible working routines. Furthermore, in the coming years we will have pre-school care for an additional 300-350 young children at our German sites. We have defined a target corridor running until the year 2010 for the proportion of women at all management levels.

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Management compensation in the form of stock options

Within the framework of the management compensation system, we aim to reward our senior executives commensurately for their areas of activity and responsibilities in line with comparable international companies. At the same time, DaimlerChrysler’s success and the individual executives’ performance are to be reflected through a high degree of variability. Therefore, the management’s compensation also includes a stock-based component with a long-term incentive effect.

As a part of the further development of stock-based compensation, we replaced the Stock Option Plan with an element of compensation that is related not only to the share price, but also to the development of other key figures. The Performance Phantom Share Plan is based on the principles of performance, competitiveness and share ownership, and thus takes into consideration all of the relevant criteria recommended in national and international corporate governance codes.

A detailed description of this model can be found on pages 120 ff of the current Annual Report.

Election of a new member to the Supervisory Board

A proposal will be made to the Annual Meeting that Prof. Dr. Clemens Börsig (58) — at present Chairman of the Supervisory Board of Deutsche Bank — should be elected as a member of the Supervisory Board representing the shareholders for a period of five years.

Prof. Dr. Börsig not only fulfills all of the requirements of applicable law and of our Memorandum and Articles of Incorporation: With the experience he has gained in various sectors, including membership of several management boards and committees in the automotive supply industry and in the energy sector, as well as his expertise gained in other supervisory boards and committees and in particular in the field of finance and controlling, Prof. Dr. Börsig is extremely well qualified for this position, also with regard to national and international corporate governance requirements.

Protection of animals

The values that DaimlerChrysler unreservedly supports include the protection and humane treatment of animals. At several previous annual meetings, we have stated that DaimlerChrysler AG supports neither rodeos nor dog-sled racing. But we cannot rule out the possibility that individual dealers who sell our brands might be involved in such events.

Defense technology

Questions on defense technology have been answered completely and in detail at previous annual meetings. Although none of the relevant facts have changed, the same false accusations have been repeated year after year.

The Board of Management and the Supervisory Board intend to make more detailed statements on the individual counter-motions at the Annual Meeting on April 4, 2007.

Stuttgart, March 2007

DaimlerChrysler AG

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DaimlerChrysler AG

	By:	/s/ ppa.	ROBERT KÖTHNER
		Name:	Robert Köthner
		Title:	Vice President
Chief Accounting Officer

	By:	/s/ i.V.	SILVIA NIERBAUER
		Name:	Silvia Nierbauer
		Title:	Director

Date: March 30, 2007